Term Sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 98-A-I dated November 21, 2008

Term Sheet to
Product Supplement No. 98-A-I
Registration Statement No. 333-155535
Dated July 23, 2010; Rule 433

JPMorgan Chase & Co.

Structured Investments

$
Capped Index Knock-Out Notes Linked to the S&P 500® Index due January 26, 2012

General

- The notes are designed for investors who seek to participate in the appreciation of the S&P 500® Index, up to the Maximum Return of at least 14.80%, at maturity and who anticipate that the Index closing level will not be less than the Initial Index Level by more than 40% on any trading day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments and, if the Index closing level is less than the Initial Index Level by more than 40% on any trading day during the Monitoring Period, be willing to lose some or all of their principal at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing January 26, 2012[†]
- Minimum denominations of $1,000 and integral multiples in excess thereof
- **The terms of the notes as set forth in "Key Terms" below, including those set forth in "Key Terms — Payment at Maturity" below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 98-A-I, supersede the terms set forth in product supplement no. 98-A-I. In particular, the notes are subject to a maximum payment at maturity, which we refer to as the Maximum Return, which is not described in the accompanying product supplement no. 98-A-I. In addition, the concept of a Contingent Minimum Return is not applicable. Please refer to "Supplemental Terms of the Notes" and "Selected Risk Considerations — Your Maximum Gain on the Notes Is Limited to the Maximum Return" in this term sheet for more information.**
- The notes are expected to price on or about July 23, 2010 and are expected to settle on or about July 28, 2010.

Key Terms

Index:	The S&P 500® Index (the "Index")
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	40%

Payment at Maturity:

If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Index, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return), subject to the Maximum Return

If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level.

If a Knock-Out Event has **not** *occurred*, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Maximum Return)

For additional clarification, please see "What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?" in this term sheet.

Maximum Return:	At least 14.80%. The actual Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 14.80% and $1,148 per $1,000 principal amount note, respectively.
Monitoring Period:	The period from and excluding the pricing date to and including the Observation Date.
Index Return:	$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level:	The Index closing level on the pricing date
Ending Index Level:	The Index closing level on the Observation Date
Observation Date:	January 23, 2012[†]
Maturity Date:	January 26, 2012[†]
CUSIP:	48124AXN2

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 98-A-I.

Investing in the Capped Index Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 98-A-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $13.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be less than $13.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed and other amounts that may be allowed to other dealers, exceed $13.50 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-37 of the accompanying product supplement no. 98-A-I.

The agent for this offering, JPMSI, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" in this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

July 23, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 98-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 98-A-I dated November 21, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 98-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 98-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241208/d424b21.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Supplemental Terms of the Notes

The description of the payment at maturity on the notes as set forth in this term sheet differs from the description of the payment at maturity as set forth in the accompanying product supplement no. 98-A-I. For purposes of this offering, your payment at maturity will be subject to the Maximum Return of at least 14.80%, which is not described in the accompanying product supplement no. 98-A-I. Accordingly, the appreciation potential of the notes is limited to the Maximum Return and the maximum amount payable at maturity per $1,000 principal amount note will be at least $1,148, regardless of the appreciation in the Index. In addition, if a Knock-Out Event has not occurred, you will receive a fixed return on the notes equal to the Maximum Return. The concept of a Contingent Minimum Return is not applicable to the notes offered by this term sheet. The actual Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 14.80% and $1,148 per $1,000 principal amount note, respectively. Please see "Risk Factors — Your Maximum Gain on the Notes Is Limited to the Maximum Return" for more information on the risks related to the Maximum Return.

Accordingly, for purposes of this offering, you should refer to the description of the payment at maturity as set forth in this term sheet, which supersedes the section entitled "Key Terms — Payment at Maturity (If a Knock-Out Event has occurred)" and "Key Terms — Payment at Maturity (If a Knock-Out Event has *not* occurred)" on the cover page and the applicable sections relating to the payment at maturity in "Description of Notes — Payment at Maturity" on PS-1 of the accompanying product supplement no. 98-A-I.

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to participate in the appreciation of the Index, up to the Maximum Return of at least 14.80%, at maturity. *If a Knock-Out Event has not occurred*, in addition to the principal amount, you will receive at maturity the Maximum Return of at least 14.80% on the notes, or the maximum payment at maturity of at least $1,148 for every $1,000 principal amount note. *Even if a Knock-Out Event has occurred, if the Ending Index Level is greater than the Initial Index Level, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Index Return, subject to the Maximum Return of at least 14.80%. The maximum payment at maturity is at least $1,148 per $1,000 principal amount note, regardless of whether a Knock-Out Event has occurred.* The actual Maximum Return will be set on the pricing date and will not be less than 14.80%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 98-A-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 98-A-I. Notwithstanding any disclosure in product supplement no. 98-A-I to the contrary, our special tax counsel in this transaction is Davis Polk & Wardwell LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 98-A-I dated November 21, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 40% on any trading day during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 40% will terminate. Under these circumstances, you could lose some or all of your principal at maturity.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 14.80%.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **YOUR PROTECTION MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD** — If the Index closing level on any trading day during the Monitoring Period is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 40%, you will at maturity be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your investment for every 1% that the Ending Index Level is less than the Initial Index Level. You will be subject to this potential loss of principal even if the Index subsequently increases such that the Index closing level is less than the Initial Index Level by not more than the Knock-Out Buffer Amount of 40%, or is equal to or greater than the Initial Index Level. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Maximum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR ABILITY TO RECEIVE THE MAXIMUM RETURN OF 14.80%* MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD** — If the Index closing level on any trading day during the Monitoring Period is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 40%, and the Index Return is not more than the Maximum Return, you will not be entitled to receive the Maximum Return of 14.80%* on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the Index.
  * The actual Maximum Return on the notes will be set on the pricing date and will not be less than 14.80%.

- **RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE** — The likelihood that the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount on any trading day during the Monitoring Period, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Recently, the Index has experienced significant volatility.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Influence the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - whether a Knock-Out Event has occurred or is expected to occur;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1100 and a Maximum Return of 14.80% and reflect the Knock-Out Buffer Amount of 40%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Note Total Return if Knock-Out Event Does Not Occur (1)	Note Total Return if Knock-Out Event Does Occur (2)
1980.00	80.00%	14.80%	14.80%
1870.00	70.00%	14.80%	14.80%
1760.00	60.00%	14.80%	14.80%
1650.00	50.00%	14.80%	14.80%
1540.00	40.00%	14.80%	14.80%
1430.00	30.00%	14.80%	14.80%
1320.00	20.00%	14.80%	14.80%
1265.00	15.00%	14.80%	14.80%
1262.80	14.80%	14.80%	14.80%
1210.00	10.00%	14.80%	10.00%
1155.00	5.00%	14.80%	5.00%
1127.50	2.50%	14.80%	2.50%
1100.00	**0.00%**	**14.80%**	**0.00%**
1045.00	-5.00%	14.80%	-5.00%
990.00	-10.00%	14.80%	-10.00%
935.00	-15.00%	14.80%	-15.00%
880.00	-20.00%	14.80%	-20.00%
770.00	-30.00%	14.80%	-30.00%
660.00	-40.00%	14.80%	-40.00%
550.00	-50.00%	N/A	-50.00%
440.00	-60.00%	N/A	-60.00%
330.00	-70.00%	N/A	-70.00%
220.00	-80.00%	N/A	-80.00%

(1) The Index closing level is not less than the Initial Index Level by more than 40% on any trading day during the Monitoring Period.

(2) The Index closing level is less than the Initial Index Level by more than 40% on any trading day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 1100 to an Ending Index Level of 1127.50. Because a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,148.00 per $1,000 principal amount note.

Example 2: A Knock-Out Event has not occurred, and the level of the Index decreases from the Initial Index Level of 1100 to an Ending Index Level of 990. Because a Knock-Out Event has not occurred and even though the Index Return is negative, the investor receives a payment at maturity of $1,148.00 per $1,000 principal amount note.

Example 3: A Knock-Out Event has occurred, and the level of the Index decreases from the Initial Index Level of 1100 to an Ending Index Level of 550. Because a Knock-Out Event has occurred and the Index Return is -50%, the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -50\%) = \$500$$

Example 4: A Knock-Out Event has occurred, and the level of the Index increases from the Initial Index Level of 1100 to an Ending Index Level of 1210. Because a Knock-Out Event has occurred and the Index Return of 10% is less than the hypothetical Maximum Return of 14.80%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 10\%) = \$1,100$$

Example 5: The level of the Index increases from the Initial Index Level of 1100 to an Ending Index Level of 1650. Because the Index Return of 50% is greater than the Maximum Return of 14.80%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,148 per $1,000 principal amount note, the maximum payment on the notes.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index closing levels from January 7, 2005 through July 16, 2010. The Index closing level on July 22, 2010 was 1093.67. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day during the Monitoring Period or the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.